Exhibit 23.1

AUDITORS’ CONSENT

We have read the Form S-8 Registration Statement Under the Securities Act of 1933 (the “Form S-8”) dated November 25, 2008 relating to the amended stock option plan by Minera Andes Inc. (“MAI”) for the purpose of registering 3,770,600 common shares of MAI for issuance under the amended stock option plan pursuant to General Instruction E of Form S-8. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Form S-8 of our report to the shareholders of MAI on the consolidated balance sheet of MAI as at December 31, 2007 and the consolidated statements of operations and accumulated deficit, mineral properties and deferred explorations costs and cash flows for the year then ended. Our report was dated March 26, 2008.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, British Columbia

November 25, 2008